Exhibit (a)(1)(G)
FORMS OF REMINDER E-MAILS TO ELIGIBLE EMPLOYEES
Detailed Reminder Regarding Offer:
     As outlined in the e-mail from Lisa Wysocki dated November 29, 2007, and in the documents included with that e-mail, Internal Revenue Code Section 409A imposes certain adverse personal tax consequences to employees subject to taxation in the U.S. on certain stock options that were granted at a discount from the fair market value (“discount options”). With respect to U.S. taxpayers, the adverse personal tax consequences only apply to discount options which vest after December 31, 2004. For U.S. taxpayers, these tax consequences may include income tax at vesting (whether shares are sold or not), an additional 20% federal tax and interest charges, and may also include substantial related state tax penalties.
     It has been determined that certain of your stock options may be affected by Section 409A because they were discount options. Nabors has offered you the opportunity to avoid these adverse personal tax consequences by amending the eligible portion(s) of these stock options to remove the “discount.” For the Eligible Options you amend pursuant to this offer, you will receive a cash payment to make up for the lost discount. You are receiving this e-mail because Nabors has not received communication from you regarding whether you wish to elect to participate in this offer. Note that you must act by 12:00 midnight, Eastern Time on December 28, 2007 (unless we extend the offer) by accepting the offer in order to avoid the adverse tax impact. However, participation in this offer is completely voluntary. You are not required to accept this offer.
     All of the details of Nabors’ offer to you are included in the e-mail from Lisa Wysocki dated November 29, 2007 and the documents attached or linked to that e-mail. You may submit your election by selecting the “Approve” button on the e-mail from Lisa Wysocki, dated November 29, 2007 no later than 12:00 midnight, Eastern Time, on December 28, 2007. For more information on how to participate in the offer, you may submit general questions to Lisa Wysocki via e-mail at Lisa.Wysocki@nabors.com.